EXHIBIT 12.1

Statement re Computation of Ratio of Earnings to Fixed Charges and Preference Dividends

(in thousands)

	Year Ended December 31,					Six Months Ended June 30, 2018
	2013	2014	2015	2016	2017
Earnings:
Pretax (loss) income	$(6,733)	$(9,794)	(27,764)	5,272	(25,856)	$(22,108)
Fixed charges	165	213	285	271	272	158

Total earnings	$(6,568)	$(9,581)	$(27,479)	$5,543	$(25,584)	$(21,950)

Fixed charges:
Interest expensed	$43	$86	$106	$25	$24	$25
Interest factor within rental expense (1)	122	127	179	246	248	133

Total fixed charges	$165	$213	$285	$271	$272	$158

Ratio of earnings to fixed charges	—	—	—	20.5	—	—

Deficiency of earnings available to cover fixed charges and preference dividends	$(6,733)	$(9,794)	$(27,764)	$—	$(25,856)	$(22,108)

(1)	Consists of one-third of rental expense, which we believe to be a reasonable estimate of an interest factor in our leases.